March 12, 2007

Via Federal Express & Edgar

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Lixte Biotechnology Holdings, Inc.
Amendment No. 2 to Form SB-2
Filed January 23, 2007
File No. 333-137208

Dear Mr. Mancuso:

This is in response to your comment letter dated February 7, 2007. We are concurrently filing herewith Amendment No. 3 to Form SB-2.

Amendment No. 2 to Form SB-2

1.
Due to your name change, when you use the shortened name “Lixte” throughout your document, it is unclear whether you are referring to your company or the company you acquired in the reverse merger. Please revise throughout your document so your disclosure is clear from context.

Company Response

We have added a sentence in the Company Overview section indicating that references to “Lixte” are to the Company’s operating subsidiary. We have made conforming changes in the document.

Shares Eligible for Future Sale, page 16

2.
If the “former stockholder of Lixte” to which you issued all of the shares in the reverse merger is your CEO, please say so directly here and each place in your document where you refer to issuing shares in the reverse merger.

Company Response

We have done so.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
March 12, 2007

Business, page 28

Intellectual Property, page 29

3.	Your revision in response to prior comment 7 continues to summarize the opinion of an expert. Therefore, we reissue the comment.

Company Response

We have modified the entire disclosure and deleting any reference to patent counsel.

4.
We note your response to comment 6. That comment sought disclosure of the material terms of the agreement you were negotiating with the NIH relating to commercial rights to certain inventions. Your added disclosure under “Access to Clinical Materials” appears to relate to a different agreement. We reissue comment 6 in our letter to you dated December 15, 2006.

Company Response

We had previously referenced discussions relating to the filing of a PCT patent application and a non-provisional US patent application. Those applications have now been filed.

Government Regulation, page 34

5.	We note your added disclosure in response to prior comment 8. Please expand your disclosure to clarify the nature, extent and duration of the FDA approval process.

Company Response

We have expanded the disclosure to reflect the comment.

Scientific Advisory Committee, page 37

6.	We note your response to prior comment 10; however, this disclosure continues to appear in the section of your prospectus where you discuss your management. Therefore, we reissue the comment.

Company Response

We respectfully disagree. The disclosure regarding the advisory committee is in a separate section from the “Management” section, and, additionally, the discussion specifically refers to the Committee as “not part of management.”

Russell Mancuso, Branch Chief
Securities and Exchange Commission
March 12, 2007

Executive Compensation, page 38

7.
Please update your disclosure to include all required executive compensation information for your last completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

Company Response

No individual received any compensation for the last completed fiscal year. In accordance with the instructions to Item 402 to Regulation S-B no table is required. We have added a table for the outside director options.

Security Ownership, page 39

8.	We note the disclaimer in footnote 2. If securities are beneficially owned as defined in Regulation S-B Item 403, you must include them in the table, even if ownership is disclaimed. Please revise.

Company Response

We have added the warrant shares to the table.

Selling Stockholders, page 41

9.
We note your response to prior comment 40 and reissue the comment. Please see telephone interpretation 4S under Regulation S-K in the Manual of Publicly Available Telephone Interpretations (March 1999 Supplement) available on our website. If you cannot provide the required information regarding the individuals who beneficially own the shares held by the entities listed in the table, those entities should be removed as selling shareholders and the related shares should be removed from the registration statement.

Company Response

We have added the information as to beneficial ownership.

Financial Statements

10.
We note your response to prior comment 14. However, if the financial statements need to be “read in conjunction with” disclosure in a Form 8-K, it is unclear how the disclosure in this registration statement is complete without inappropriate incorporation by reference.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
March 12, 2007

Company Response

We have taken out the phrase.

Recent Sales of Unregistered Securities, page II-2

11.	We note your response to comment 17. Please explain:

•	Why you have not disclosed in Item 26 (Recent Sales of Unregistered Securities) the May 17, 2006 transaction mentioned in Appendix B;

•	Why over four million shares were returned in the reverse merger; and

•	Why you issued the 4,005,177 shares in the reverse merger.

Company Response

We have added the securities listed in the May 17, 2006 transaction. With respect to the 4,005,177 shares, none of the shares were returned; they were retained by the existing shareholders.

Undertakings, page II-4

12.
We note your response to prior comment 18. However, because the selling stockholders might engage in transactions that indicate that they are in substance primary transactions, you should include the undertaking. Therefore, we reissue the comment.

Company Response

While we respectfully disagree that any sales by any of the stockholders might be deemed primary transactions, we have added the requested undertaking.

Exhibits

13.	Please file complete exhibits with all attachments. For example, it appears that Appendix A is missing from exhibit 10.2.

Company Response

We have filed Appendix A.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
March 12, 2007

Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,

/s/ David L. Ficksman

David L. Ficksman
of Troy & Gould